PEARSON

PEARSON PLC

03 NOV 12 AM 7:21

03037322

24 October 2003

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

SUPPL

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

1. Press Releases –
   30 Sept – Interactive Data Corporation and Moneyline Telerate announce…………..
   1 Oct – John Makinson, Chairman & CEO of Penguin, presents at Goldman Sachs…
   2 Oct – Viking Penguin author J M Coetzee wins Nobel Prize……
   7 Oct – Financial Times to begin printing in South Africa
   8 Oct – FT Interactive Data reaches fair value………..
   16 Oct – FT.com wins online publishing award
   16 Oct – Financial Times confirmed as the world's leading global………..
   20 Oct – Penguin to publish book by Paul Burrell……
   21 Oct – World's biggest building wrap completed in Hong Kong
   23 Oct – Interactive Data Corporation reports revenue increase……

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones

Stephen Jones
Deputy Company Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

dlw 11/14

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30 September 2003

Interactive Data Corporation and Moneyline Telerate announce intention to form strategic alliance

Relationship Would Integrate Interactive Data Corporation's Data Sets and Applications into Moneyline Telerate Workstations and Interactive Feed Products

New York, NY and Bedford, MA - Interactive Data Corporation (NYSE:IDC) and Moneyline Telerate today announced their intent to develop a strategic relationship that will allow both companies to better serve their front, middle and back office clients. As part of the strategic relationship, Moneyline Telerate would integrate numerous Interactive Data Corporation data sets and applications into its workstation and interactive feed products to create a support tool for pre-trade, trade and post trade activities for professional users.

The strategic alliance will allow both companies to better serve global financial institutions by providing a comprehensive range of products designed to support the workflow of the investment community. Interactive Data Corporation content and services to be incorporated into Moneyline Telerate workstations and interactive feed products include ComStock's global exchange-traded data, FT Interactive Data's global evaluation data, security master services, and terms and conditions data, as well as the possible inclusion of CMS BondEdge analytics and certain eSignal capabilities.

"This unique relationship will combine Interactive Data Corporation's strength in global data quality, technology and reliability with Moneyline's front office capability and reach," said Stuart Clark, Interactive Data Corporation's President and Chief Executive Officer. "Both Interactive Data Corporation and Moneyline Telerate have an excellent track record in creating best of breed product and service offerings, and this alliance will help both companies continue on that path."

"We believe this relationship will enhance both Interactive Data Corporation's and Moneyline Telerate's positions as global, multi-asset class players in the financial information industry," said Christopher F. Feeney, Chief Executive Officer of Moneyline Telerate. "Feedback we receive from our clients indicates a strong desire to break traditional vendor dependencies and form more cooperative enterprise-wide relationships with suppliers they can trust. We believe that this combination has the potential to deliver tremendous value to our clients," added Feeney.

About Interactive Data Corporation

Interactive Data Corporation is a leading global provider of securities pricing, financial information, and analytic tools to

institutional and individual investors. The company supplies time-sensitive pricing (including evaluated pricing), dividend, corporate action, and descriptive information for more than 3.5 million securities traded around the world, including hard-to-value instruments. The company links to most of the world's best-known financial service and software companies for trading, analysis, portfolio management, and valuation.

Interactive Data Corporation is headquartered in Bedford, Massachusetts. Through its branded businesses, FT Interactive Data, ComStock, CMS BondEdge, and eSignal, Interactive Data Corporation has approximately 1,800 employees in offices located throughout North America, Europe, Asia, and Australia. Pearson plc (NYSE: PSO - News), an international media company, whose businesses include the Financial Times Group, Pearson Education, and the Penguin Group, owns approximately 60 percent of the outstanding common stock of Interactive Data Corporation.

About Moneyline Telerate

Moneyline Telerate is a leading global provider of integrated real-time information and transaction services to the capital markets. With the world's premier benchmark fixed-income content, IP based distribution platform and transaction systems, Moneyline Telerate provides financial services firms with cost-effective, flexible methods for using content to drive investment decisions and order flow across new and existing electronic channels. The firm, established in 1998, is headquartered in New York City. One Equity Partners, the New York-based private equity arm of Bank One Corporation is the majority shareholder; other shareholders include Japan's QUICK Corp. For further information about Moneyline Telerate, please visit www.moneyline.com.

Interactive Data Corporation Forward-looking Statements

With respect to Interactive Data, this press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to the safe-harbor created by such Act. These statements include the statements that Interactive Data and Moneyline Telerate intend to form a strategic alliance, that the proposed alliance between the two companies will enable both companies to better serve global financial institutions, deliver tremendous value to clients, and enhance each company's respective position as a global, multi-asset class player. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those contemplated by the forward-looking statements, including the execution of a definitive, binding agreement between the parties setting forth the terms and conditions of the alliance and the successful joint development of an integrated solution that meets the targeted market demand and is accepted by customers. Interactive Data undertakes no obligation to update these forward-looking statements. For further information on additional risk factors that may affect Interactive Data's business or the proposed strategic alliance, please refer to Interactive Data's most recent reports filed with

the Securities and Exchange Commission, including its annual report on Form 10-K for the year ending December 31, 2002.

Further information

Elliot Sloane
for Moneyline Telerate
212-446-1860
esloane@sloanepr.com

Jeanne Murphy
Interactive Data Corporation
781-687-8548
jeanne.murphy@ftid.com

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01 October 2003

John Makinson, Chairman and CEO of Penguin Group, presents at the Goldman Sachs Communacopia Conference

Listen to an audiocast of the presentation

Download the presentation (ppt. 1.6 MB)

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02 October 2003

Viking Penguin author J.M. Coetzee wins Nobel Prize for Literature

The Swedish Academy this morning announced that South African J.M. Coetzee has won the 2003 Nobel Prize for Literature. The Academy judges said of the 63-year old writer, who has twice won the Booker Prize, that "It is in exploring weakness and defeat that Coetzee captures the divine spark in man." The Academy also commented that Coetzee's novels are characterized by their "well-crafted composition, pregnant dialogue and analytical brilliance."

Viking Penguin has been Coetzee's publisher since 1982, when Penguin published his second novel, *Waiting for the Barbarians*, as a trade paperback original. Coetzee has published eight works of fiction (four were published by Viking in hardcover, and all eight of the novels are in print as Penguin trade paperbacks), five works of nonfiction, and two memoirs, *Youth* and *Boyhood*, both also published by Viking Penguin.

His ninth work of fiction, *Elizabeth Costello*, will be published in the United States by Viking on October 13, 2003.

Kathryn Court, who is the President of Penguin and Coetzee's editor at the company since 1982, commented that "to say I am thrilled about John winning the Nobel Prize is an understatement. He's a writer who can see deep into the human soul. His is a rare gift."

Horace Engdahl, the permanent secretary of the Swedish academy, said the decision to award the prize to Coetzee was an easy one. "We were very much convinced of the lasting value of his contribution to literature. He is a writer that will continue to be discussed and analyzed and we think he should belong to our literary heritage." The prize will be presented on December 10 in Sweden. Penguin publishes the work of 29 Nobel laureates, including John Steinbeck, Saul Bellow, and Nadine Gordimer.

J.M. Coetzee was born in Cape Town, South Africa, in 1940 and educated in South Africa and the United States as a computer scientist and linguist. His works of fiction include *Dusklands* (first published in South Africa in 1974, and in America in 1985), *In the Heart of the Country* (1977, winner of the premier South African literary award and the CNA Prize), *Waiting for the Barbarians* (1982, winner of the CNA Prize, the Geoffrey Faber Memorial Prize, and the James Tait Black Memorial Prize), *Life & Times of Michael K* (1984, Winner of the Booker Prize and the Prix Etranger Femina), *Foe* (1987), *Age of Iron* (1990), *The Master of Petersburg* (1994, winner of *The Irish Times* International Fiction Prize) and *Disgrace* (1999), winner of the Booker Prize. Among his nonfiction books are *Youth: Scenes From Provincial Life II* (2002), *Stranger Shores: Literary Essays* (2001); *Boyhood: Scenes From Provincial Life* (1997), *Giving Offense: Essays on Censorship*

(1996), *Doubling the Point: Essays and Interviews* (1992), and *White Writing: On the Culture of Letters in South Africa* (1990). With Andre Brink, Coetzee edited *A Land Apart: A South African Reader* (1987), and he is also the editor of *The Lives of Animals* (1999), part of Princeton University Press' "University Center for Human Values Series." Coetzee also won the Jerusalem Prize in 1987.

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07 October 2003

Financial Times to begin printing in South Africa

London - The Financial Times began printing its international edition in South Africa this week at Caxton Printers in Johannesburg. The FT will be available on the morning of publication to the Gauteng region, allowing the business community of both Johannesburg and Pretoria to benefit from the FT's global business and financial news.

The new print site is expected to boost the circulation of the global business newspaper within South Africa. In February 2002 the FT launched a daily digital version to test the South African market and in response to customer demand offset printing has now begun.

The Financial Times now prints in 21 cities around the world, these are; Atlanta, Boston, Chicago, Dallas, Dubai, Frankfurt, Hong Kong, Johannesburg, Leeds, London, Los Angeles, Madrid, Miami, Milan, New York, Paris, San Francisco, Seoul, Singapore, Stockholm and Tokyo.

Zach Leonard, Managing Director of Europe, the Middle East and Africa commented: "Given the increase in sales of the Financial Times in South Africa and the ever growing popularity of FT.com we felt the need to offer our customers a better service. This move to offset printing will make the newspaper available on the morning of publication in the Guateng region, and make it more accessible to the rest of the South African business community."

Notes

The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

- The Financial Times, one of the world's leading business newspapers, recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 21 cities across the globe, has a daily circulation of over 460,000 and a readership of more than 1.6 million people worldwide.

- FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. Since its relaunch in May 2002, the website has continued to be the definitive home for business intelligence on the web, providing an essential source of

news, comment, data and analysis for the global business community. FT.com attracts 3.8 million unique monthly visitors, generating over 65 million page views and has over 57 000 subscribers. FT.com broke even in December 2002.

- The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr, and Spain's leading business newspaper and website, Expansion and expansiondirecto.es. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.

- Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.

- FT Business, which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.

- The Financial Times Group also has a stake in a number of joint ventures, including;
    - FTSE International, a joint venture with the London Stock Exchange.
    - Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
    - A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
    - A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.

The FT Group is part of Pearson plc, the international media group.

Further information

Lucy Ellison on +44 (0)20 7873 3119 or
Joanna Manning-Cooper on +44 (0)20 7873 4447

Press releases

08 October 2003

FT Interactive Data reaches fair value information service milestone

Company to Co-Host Second Annual Mutual Fund Forum: Improving Fund Performance by Efficiently Managing Liquidity and Addressing Fair Value Requirements

Bedford, MA - FT Interactive Data, the major operating division of Interactive Data Corporation (NYSE: IDC) and a leading supplier of financial information to global markets, today announced a Fair Value Information Service customer milestone. FT Interactive Data is now providing its Fair Value Information Service, a convenient and flexible tool to assist mutual funds in meeting their fair value obligations, to more than 20 customers, including eighteen mutual fund companies and six mutual fund processors.

FT Interactive Data also will co-host with ReFlow Management the Second Annual Mutual Fund Forum on October 28, 2003. The Forum will address the impact of shareholder transactions on fund performance and tools to aid in the fair value pricing of international equities. Presenters will include Donald Cassidy, Senior Research Analyst, Lipper Inc.; Roger Edelen, Director of Research, ReFlow Management; and Eric Zitzewitz, Assistant Professor of Economics, Stanford Graduate School of Business, among others.

"We are pleased that many of the industry's leading mutual fund companies and processors are selecting the Fair Value Information Service to support their fair value procedures for international equities held in their mutual fund portfolios," said Raymond D'Arcy, President, Data Delivery Products for FT Interactive Data. "As a market leader in this area, we are in a unique position to understand the pressures facing the mutual fund industry to implement solutions that protect long-term shareholders' interests. As such, we believe this is an opportune time to hold our annual Mutual Fund Forum to discuss fund performance issues, protecting mutual funds from market timers, various approaches to fair value pricing, and other pertinent industry issues."

Mutual Fund Forum 2003 will give attendees insight into managing the cost of shareholder driven transactions and opportunistic shareholder trades, as well as the appropriate use of fair value pricing. The impressive line-up of both academic and industry speakers will provide compliance and legal personnel, investment professionals, treasurers, and senior operations professionals with an in-depth look at the issues facing their businesses and clients today. For more information, visit us at www.FTInteractiveData.com.

About FT Interactive Data's Fair Value Information

Service

FT Interactive Data's Fair Value Information Service assists mutual funds in deriving fair value estimates for foreign securities for which market quotations are not "readily available" due to market events that have occurred since the local market closed but before a fund's daily NAV calculation. The Service uses a multi-factor methodology, which applies relevant factors such as ADRs, sector indices, and futures to each covered international equity to assist a client in determining whether a fair valuation process is appropriate for that security and, if so, to provide the client with relevant data for its consideration.

About FT Interactive Data

FT Interactive Data is a leading provider of financial information and analytical software to global markets. FT Interactive Data supplies global securities pricing, dividend, corporate action and descriptive information for more than 3.5 million securities, including over 2.5 million active fixed income issues. The company also provides index and constituent data to the international investment community.

Through its affiliate CMS BondEdge (r), the company is a recognized leader and independent source of fixed income portfolio analytics, risk management tools and quantitative research.

FT Interactive Data is the major operating division of Interactive Data Corporation (NYSE: IDC), a leading global provider of financial and business information to institutional and individual investors. Headquartered in Bedford, Massachusetts, Interactive Data Corporation has approximately 1,800 employees in offices throughout the world. To learn more, visit us at www.FTInteractiveData.com.

Interactive Data Corporation is approximately 60 percent owned by Pearson plc and included within its Financial Times Group. Other Financial Times Group companies include the Financial Times newspaper, FT.com and Financial Times Business. Pearson plc is an international media company with market leading businesses in education, business information and consumer publishing.

Further information

781-687-8548
Jeanne.Murphy@ftid.com

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16 October 2003

FT.com Wins Online Publishing Award

London - FT.com received the Chairman's Award at the UK Association of Online Publishers Awards on Tuesday night. It was chosen as the winner from over 170 entries.

The award, introduced for the first time this year, went to the entry that met the primary objectives and key challenges set out by the AOP. These were:

· To raise the profile and credibility of online publishing;

· To develop standards across all aspects of the online publishing industry including marketing, measurement, functionality and operation;

· To help online publishers drive revenue though a variety of means including online advertising, charging for content, sponsorships, services and new technologies;

· To facilitate the share of knowledge and cross-fertilisation of ideas.

Bill Murray, AOP Chairman commented: "FT.com has faced up to one of the AOP's key challenges head on: that of educating consumers that good content is worth money, and so generating revenue through content sale and subscription. During the last nine months, over 50,000 users have subscribed to this service yet despite this traffic figures and advertising revenues have continued to rise - proof that top quality content can and will justify consumers paying for it."

Tracy Corrigan, editor of FT.com said: "We are delighted to win this prestigious award in recognition of our success in building an online news website based on subscription and advertising revenues. We believe that we can continue to attract new subscribers by providing top quality news, comment and analysis on the big business and world stories."

Notes

The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

- The Financial Times, one of the world's leading business newspapers, which is recognised internationally for its authority, integrity and accuracy. Providing extensive

news, comment and analysis, the newspaper is printed in 21 cities across the globe, has a daily circulation of over 480,000 and a readership of more than 1.6 million people worldwide.

- FT.com, the newspaper's internet partner, combines agenda-setting editorial with relevant financial data and discussion groups, as well as a broad range of business tools including the largest search function on the internet. FT.com has more than 65 million monthly page views and over 3.8 million unique monthly visitors.

- The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr, and Spain's leading business newspaper and website, Expansion and expansiondirecto.es. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.

- Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.

- FT Business which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.

- The Financial Times Group also has a stake in a number of joint ventures, including;
  - FTSE International, a joint venture with the London Stock Exchange.
  - Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
  - A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
  - A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.

The FT Group is part of Pearson plc, the international media group.

Further information

Alice Owen on tel 020 7873 3829 or Lucy Ellison on tel 020 7873 3119

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16 October 2003

Financial Times confirmed as the world's leading global publication for senior financial decision makers

London - The influential Global Capital Markets readership survey published today has confirmed that the Financial Times is the world's leading publication for senior corporate and financial decision makers.

The survey measures media consumption from a universe of 2,880 CFO's and senior financial decision makers in the world's largest organisations, and 6,426 top managers from financial institutions, commercial and investment banks. It covers 22 countries in Europe, North America and Asia.

For the third survey running, the Financial Times is the leading global publication, reaching 40% of this influential audience every day.

The Financial Times is read by;

- 44% of the senior management of the world's top banks and financial institutions;
- A third of CFOs and senior financial managers in the world's largest companies;
- 30 % more readers than any other international publication in Europe;

FT.com, the online expression of the Financial Times is the number one newspaper website worldwide amongst this influential audience, with 10% of respondents visiting the website in the last 7 days.

Gill Hart, Marketing Director for the Financial Times commented:

"Once again, this survey confirms that the FT is the dominant global publication for this influential audience of senior financiers. In Europe, the FT is head and shoulders above the competition, and we are improving our market position in the US and Asia. If you want to reach the global financial community in print and on-line, the FT is the only place to be."

Notes

The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

- The Financial Times, one of the world's leading business newspapers, recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 21 cities across the globe, has a daily circulation of over 460,000 and a readership of more than 1.6 million people worldwide.

- FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. Since its relaunch in May 2002, the website has continued to be the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 3.8 million unique monthly visitors, generating over 65 million page views and has over 57 000 subscribers. FT.com broke even in December 2002.

- The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr, and Spain's leading business newspaper and website, Expansion and expansiondirecto.es. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.

- Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.

- FT Business, which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.

- The Financial Times Group also has a stake in a number of joint ventures, including;
    - FTSE International, a joint venture with the London Stock Exchange.
    - Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
    - A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
    - A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.

The FT Group is part of Pearson plc, the international media group.

Further information

Joanna Manning-Cooper/Lucy Ellison
+44 (0) 207 873 4447

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20 October 2003

Penguin to publish book by Paul Burrell - butler to Princess Diana

London - Penguin Books today announced that it is to publish a book by Paul Burrell, butler to Diana Princess of Wales.

A Royal Duty tells the compelling story of Paul Burrell's life in service to the Royal Family and the close relationship he shared with Princess Diana.

The book will be on sale from Monday 27th October.

Tom Weldon, MD of Penguin General Books commented: "We are delighted to be publishing A Royal Duty. It offers readers a unique insight into the life of the royal household and aims to correct many of the misconceptions that have grown up around Princess Diana. Paul Burrell is perhaps the only person able to separate the myth from the truth of the Diana years."

Paul Burrell said, "Over the last six years, and particularly in the last eleven months since my trial ended at the Old Bailey, I have had time to reflect on the extraordinary events that I have witnessed. During that time I have watched and listened as many individuals have claimed to know the truth about the Princess. I know that what was claimed to be the truth is actually far from it. I decided to write this book because I firmly believe that someone has to stand in the Princess's corner and fight for her now that she cannot do so herself. I will always remain true to my duty. I served the Royal Family for almost twenty years, first the Queen, then the Prince of Wales and finally Princess Diana and I remain a loyal subject. However I believe the people of Britain and the wider world who loved the Princess deserve to know the truth about her life."

Penguin acquired world English language rights from Ali Gunn at Curtis Brown earlier this year.

First Serial rights have been sold to the Daily Mirror.

A Royal Duty is to be published in the United States by G P Putnam on 27th October.

Review copies will be available from Saturday 25th October.

Notes

A Royal Duty by Paul Burrell
Publication Date: Monday 27th October 2003
Michael Joseph Hardback Price £17.99

Further information

Joanna Prior at Penguin
on 020 7010 3250 or mobile 07770 380 557

To arrange an interview with the author contact:
Alan Edwards at the Outside Organisation on 020 7436 3633 or
Peter Berry at the Outside Organisation on 020 7462 2924 or
mobile 07966 492 652

Press releases

21 October 2003

World's Biggest Building Wrap completed in Hong Kong



The Financial Times has 'wrapped' , Two ifc, in the world's biggest newspaper. The wrap aims to raise the profile of Hong Kong's newest skyscraper, whilst highlighting the Financial Times' recently launched Asia edition.

The building wrap is the first of its kind in Hong Kong, using over 20,000 square metres of mesh-style fabric. The installation process involves eighteen professional climbers scaling the building spiderman-style, using 9 kilometres of rope. The wrap at a height of 400 metres, covers fifty floors of the building, on the North and East sides. The wrap is a total of 226 metres from top to bottom, which is taller than all but a handful of Europe's highest skyscrapers.

The idea for the newspaper wrap was conceived by Mediaedge:cia HK, whilst project management was handled by BrandWrap. Doremus Hong Kong - the FT's incumbent advertising agency - led the creative charge. The creative for the wrap reflects the 'wrapped' theme of the recent marketing campaign to launch the FT's Asia edition. Other partners for the project include Sun Hung Kai Properties Ltd, the developer consortium for Two ifc and the MTR Corporation. Cathay Pacific and HSBC are advertising on the wrap itself.

Su-Mei Thompson, Commercial Director for the FT in Asia, said : "We are delighted to be involved in this very exciting project. The wrap is the world's biggest newspaper and provides a great opportunity to promote our new Asia edition in a creative and impactful way."

Victor So, Executive Director of Sun Hung Kai Properties, added : "The project provided a very exciting marketing opportunity for us to promote Two ifc. The Financial Times, as one of our first tenants, was an ideal partner and we're delighted with the result."

Further details on www.FTbigwrap.com

Notes to Editors - Project team

BrandWrap
BrandWrap was started in 2002 as a specialised project management company, involved in 'wrapping' high-profile structures and commercial buildings in Asia Pacific with large installations for marketing and promotional purposes.

Doremus
Part of the Omnicom Group, Doremus is the incumbent advertising agency for the Financial Times. Doremus boasts an award-winning team, with offices in New York, San Francisco, London, Frankfurt, Sao Paulo and Hong Kong.

Financial Times
The FT is one of the world's leading business information brands, internationally recognised for its authoritative, accurate, and incisive news, comment and analysis. The FT's Asia edition was launch in September 2003.

Mediaedge :cia
One of the top five global media communications specialists, employing 4,000 people across 80 countries. Part of the WPP Group, one of the world's largest communications groups, the company develops, manages and implements national, regional and global communications solutions for its clients.

MegaPrint
MegaPrint is a leading print shop in Hong Kong, producing high quality advertising signage (indoor and outdoor) for many major brands, as well as banners for real estate developers.

MTR Corporation Ltd
The MTR Corporation came into operation in June 2000, to succeed the Mass Transit Railway Corporation which was established in 1975. Besides railway operations, the Corporation is also actively involved in the development of key residential and commercial projects above existing stations and along new line extensions, as well other commercial activities associated with the railway. The MTR Corporation property portfolio includes the International Finance Centre, which incorporates the Two ifc building.

Ove Arup
Arup is a leading international engineering consultancy. The company has been involved in the development of Two ifc from its inception, as master project managers and consultants for the building's cladding work. Arup employs more than 6,500 people worldwide, and has an annual turnover exceeding £280m (US$470m).

Sun Hung Kai Properties Ltd
SHKP is one of Hong Kong's largest developers of premium-quality property. The company's core business is the development of property for sale and investment. SHKP also has in-house expertise in land acquisition, architecture, construction, engineering sales and marketing and property management. The company is part of the ifc development consortium, which includes Henderson Land Development Co Ltd, The Hong Kong and China Gas Company Ltd and Sun Chung Estate Co. Ltd.

Two ifc

Two ifc on the Central waterfront has 88 floors and stands 420 meters tall, making it the tallest building in Hong Kong and one of the five tallest in the world. It is part of the 4.7 million square foot ifc complex which is set to become the leading business and leisure arena in Hong Kong, re-defining Central district.

Vertigo
Vertigo is the leading rope access provider in Australasia. Established twelve years ago, the company operates to IRATA (UK based international rope access trade association) standards of training and operation. In-house expertise ensures that the highest levels of safety are maintained at all times. Vertigo will offer operational support including engineering, fabrication and equipment and has significant experience in height-related maintenance and installation projects including the installation of large banners in exposed locations.

Further information

Hong Kong: Katy Hemmings, Financial Times, + 852 2905 5535 or katy.hemmings@ft.com

London: Joanna Manning-Cooper, Financial Times, +44 (0) 207 873 4447 or Joanna.manning-cooper@ft.com

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PEARSON

23 October 2003

Interactive Data Corporation Reports Revenue Increase of 16.4% and Net Income Increase of 13.9% in Third Quarter of 2003

Diluted Earnings Per Share Rise 11.8% to $0.19

BEDFORD, MA - Interactive Data Corporation (NYSE: IDC) today announced results for the third quarter ended September 30, 2003. Revenues increased 16.4% (or 15.5% before the effects of foreign exchange) to $111.3 million from $95.7 million for the third quarter of 2002. Net income rose 13.9% to $18.0 million, or $0.19 per diluted share, from $15.8 million, or $0.17 per diluted share, in last year's same period.

Stuart Clark, president and chief executive officer, commented "Interactive Data Corporation delivered a strong financial performance in the third quarter and made good progress in all aspects of integrating the ComStock business. Net income rose by 13.9% in the third quarter, bringing the increase in net income for the first nine months of 2003 to 23.6%.

"Although the overall market conditions we experienced in the third quarter remained weak, we did see a strong increase in the level of new sales, and some early signs from customers that the funding of new investment projects could improve in 2004. New sales in the third quarter were significantly better than in the first two quarters and September was by far our best sales month so far in 2003. This improved level of sales was driven primarily by the success of our Fair Value Information Service, and by sales of our other high value products such as evaluated pricing of thinly traded securities. Our eSignal business also had a strong quarter for net new sales.

"Countering our strong sales performance was a continued focus by clients on reducing cost, and this resulted in our seeing the same pattern of higher than usual levels of service cancellations and downgrades, that we have been experiencing all year. Our European business was the hardest hit in the quarter due to continued softness in that market. Overall renewal rates in our institutionally oriented business remained at the 95% level.

"The ComStock business that we acquired at the end of February 2003 continues to meet our revenue expectations, and the process of integrating its operations into the rest of Interactive Data is well under way. During this past quarter, we commenced the build-out of a new data center in Boxborough, MA that will become the primary center for our company, and will allow us to reduce the five processing centers we now have in the U.S. to two. ComStock has become an integral part of our service offering, and its comprehensive coverage of real-time markets was a key factor in Moneyline Telerate selecting us as their primary data partner. A non-binding letter of intent was signed and announced during the past quarter that envisages their using a wide range of our fixed income end-of-day and real-time content, and other services. We expect the services to be implemented by Moneyline Telerate over the course of 2004 and to result in a new multi-million dollar annual revenue stream. The relationship remains subject to the finalization of a definitive contract.

"As we reported last quarter, our balance sheet and cash position leave us well placed to consider acquisition opportunities capable of accelerating the development of our business in the areas of higher value products, relevant adjacent markets and geographic expansion."

Other Third Quarter Operating and Financial Highlights

The ComStock business contributed $15.9 million in revenues in the third quarter, which was in line with our expectations.

The FT Interactive Data business experienced a small overall reduction in revenue compared to last year's third quarter. In North America, revenue decreased by 0.8% due to the higher than usual levels of service cancellations and downgrades. In Europe, revenues decreased by 3.3% (6.9% before the effects of foreign exchange) due to the same trends that affected North American revenues, plus the fact that the 2002 third quarter contained approximately $0.5 million of once-off revenues. However, Asia-Pacific grew 28.6% (12.6% before the effects of foreign exchange). New sales were strong across the FT Interactive Data business, and in North America the number of users of the Fair Value Information Service rose from 12 to 20 during the quarter. CMS BondEdge revenues increased 1.7% compared to last year's third quarter.

eSignal revenues increased 9.9% compared to the same quarter last year. During the quarter, the number of subscribers to the newer, Internet-delivered product reached an all-time high of almost 48,000. As expected, revenues from products delivered by broadcast, which is no longer the delivery method of choice, declined by $0.6 million. Due to the ComStock acquisition, total costs and expenses for the third quarter rose by $12.1 million, or 17.2%, compared to the third quarter of 2002. Without the acquisition, total costs and expenses decreased by approximately 4.3% due to cost savings realized through the integration of the Securities Pricing Service acquired from Merrill Lynch.

We are closing our index calculation unit in Edinburgh, Scotland at the end of December due to FTSE International Ltd. having withdrawn all rights for its indices to be used as the basis for the provision of customized index data. This unit will have generated just under $4.0 million of revenue in 2003. The severance and lease write-down costs resulting from the closure will be no more than $0.9 million, with $0.2 million incurred in the third quarter of 2003.

Nine Month Results

For the nine months ended September 30, 2003, Interactive Data reported revenues of $322.3 million versus $278.6 million for the comparable period in 2002, an increase of 15.7%. Total costs and expenses rose 13.2%, or $27.4 million, from the comparable period in 2002. Income from operations increased 23.2% from $70.5 million in the first nine months of 2002 to $86.9 million for the comparable period in 2003. As a result, for the first nine months of 2003, net income rose 23.6% to $54.0 million or $0.57 per diluted share from $43.7 million, or $0.47 per diluted share, for the comparable period in 2002.
As of September 30, 2003, Interactive Data Corporation had no outstanding debt and had cash and cash equivalents of $123.6 million. During the quarter, the company did not repurchase additional shares under its existing buyback program.

2003 Outlook

We are maintaining our previously announced expectations for revenue growth in 2003 to be approximately 17% and earnings per share growth to be in the middle of the 15-19% range. We continue to expect our effective tax rate for 2003 to be 38-39% and our 2003 capital expenditures to range between $21-$23 million. We point out, however, that the worldwide economic recession and political conditions continue to have an adverse impact on the financial markets that we serve. Consequently, if such conditions or their impact worsen, our view of the company's 2003 outlook could change.

Conference Call Information

Interactive Data Corporation's management will conduct a conference call Thursday, October 23, at 11:00 a.m. Eastern Time to discuss the third-quarter 2003 results and additional matters. The dial-in number for the call is 706-634-1052; no access code is required. Investors and interested parties may also listen to the call via a live web broadcast available through the Investor Relations section of the company's web site at www.interactivedatacorp.com and through www.StreetEvents.com. To listen, please register and download audio software at the site at least 15 minutes prior to the call. A replay will be available on both web sites shortly after the call. In addition, a telephone replay will be available from October 23 at 2:00 p.m. through Thursday, October 30, 2003. The replay can be accessed by dialing 706-645-9291, conference ID #3101923.

Forward-looking and Cautionary Statements

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and is subject to the safe-harbor created by such Act. These statements include our statements regarding the Moneyline Telerate relationship and its revenue potential, our plans to reduce our number of U.S. data processing centers from five to two, the impact of the end of our relationship with FTSE International, our belief that we have seen early signs from customers that funding for new investment projects could improve in 2004, our ability to accelerate the development of our business in areas of higher value products, relevant adjacent markets and geographic expansion through strategic acquisitions, our ability to continue to successfully integrate and deliver synergies from strategic acquisitions, including ComStock, our expectations regarding the ComStock acquisition, expected revenue growth or declines, and all other statements discussing future financial conditions, results or projections, including those appearing under the heading "2003 Outlook." These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual

results to be materially different from those contemplated by the forward-looking statements. Such factors include, but are not limited to: (i) the presence of competitors with greater financial resources than us and their strategic response to our services and products; (ii) changes in technology, which could affect the competitiveness of our products and services; (iii) maintaining relationships with our key suppliers and providers of market data; (iv) a continuing slowdown or decline in activity levels in the securities markets, which could lower demand for our products and services; (v) the impact of the difficult worldwide economic and political conditions on the financial markets and the industries we serve; (vi) the impact of cost cutting pressures across the industries we serve; (vii) consolidation of financial services, both within an industry and across industries, which could lower demand for our products and services; (viii) a prolonged outage at one of our data centers; (ix) our ability to broaden our subscriber base; (x) difficulty or unexpected complications we may experience integrating or operating the ComStock business; (xi) ComStock revenues may materialize at lower than expected levels; (xii) a decline in market acceptance of our services or products or the potential obsolescence of our services or products, including due to the introduction of new technologies; and (xiii) the failure of one or more new business initiatives. We undertake no obligation to update these forward-looking statements.

About Interactive Data Corporation

Interactive Data Corporation is a leading global provider of securities pricing, financial information, and analytic tools to institutional and individual investors. The company supplies time-sensitive pricing (including evaluated pricing), dividend, corporate action, and descriptive information for more than 3.5 million securities traded around the world, including hard-to-value instruments. The company links to most of the world's best-known financial service and software companies for trading, analysis, portfolio management, and valuation.

Interactive Data Corporation is headquartered in Bedford, Massachusetts. Through its branded businesses, FT Interactive Data, ComStock, CMS BondEdge, and eSignal, Interactive Data Corporation has approximately 1,800 employees in offices located throughout North America, Europe, Asia, and Australia. Pearson plc (NYSE: PSO), an international media company, whose businesses include the Financial Times Group, Pearson Education, and the Penguin Group, owns approximately 60 percent of the outstanding common stock of Interactive Data Corporation.

Further information

Company Contact
Steven Crane
Chief Financial Officer
(781) 687-8309
Steven.Crane@ftid.com

Media Contact
Jeanne Murphy
Interactive Data Corporation
(781) 687-8548
Jeanne.Murphy@ftid.com

Investor Relations Contact
Harriet Fried
Lippert/Heilshorn & Assoc.
(212) 838-3777
hfried@lhai.com

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Interactive Data Corporation Reports Revenue Increase of 16.4% and Net Income Increase of 13.9% in Third Quarter of 2003

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